EXHIBIT 4.17

EXECUTIVE EMPLOYMENT AGREEMENT

THIS AGREEMENT made as of this the 8’th day of February, 2005.

BY AND BETWEEN:

Sonic Environmental Solutions Inc. a company incorporated under the laws of Canada, to be continued under the laws of British Columbia, with business offices at 1778 West 2nd Avenue, Vancouver, British Columbia V6J 1H6

(hereinafter referred to as “Sonic”)

AND:

Mr. Paul Austin, a marketing the Executive and management professional located at 965 Essex Road, North Vancouver, British Columbia, V7J 2J8.

(hereinafter referred to as the “Executive ”)

WHEREAS:

(A)	Sonic is engaged in the business of developing and marketing sonoprocessing technology and services; and

(B)	The Executive is engaged in providing marketing and the Executive management services, specifically relating to the commercialization of technologies; and

(C)	Sonic and the Executive have mutually agreed the Executive shall be employed under the terms of this Agreement which is to supersede all prior agreements, discussions and negotiations between the parties;

NOW THEREFORE, in consideration of the mutual promises and covenants as hereinafter set forth, the parties hereto agree as follows:

1. CONTRACT, TERMS AND DUTIES

1.1 Contract. Sonic .hereby agrees to employ the Executive and the Executive hereby accepts and undertakes to be employed by Sonic upon and subject to the terms and conditions of this Agreement.

Sonic	Executive
“James Hill”	“Paul Austin”

Page 1 of 10	February 8th , 2005

1.2 Term. The term for the provision of services by the Executive to Sonic will be for two year period commencing on October 12th 2004 (the “Term”) and upon expiry of the Term this Agreement shall continue until the Agreement is superceded by a new agreement.

1.3 Title. The Executive will have the title of Vice President and report to the Executive Vice President of Sonic.

1.4 Duties and Milestones. The Executive will provide such executive management services as may be required by Sonic as part of the executive management team of Sonic in whatever capacity required. The Executive will specifically assist in directing the marketing and commercialization of Sonic’s PCB Soil Remediation Sonoprocess and other applications of Sonic’s Platform Technology of strategic importance to Sonic. The Executive will also assist in directing the corporate operations of Sonic. The responsibilities of the Executive shall include the accomplishment of the following:

(a)
Development and implementation of a formal marketing plan based with specific activities and measurable results, specifically prioritizing the target territories and recommending sales infrastructure accordingly.

(b)
Determine the most effective means to sell and deliver Sonic technologies and services within each targeted territory. This includes developing the partnering and sourcing strategy for a particular territory or geography and securing the partnering and sourcing relationships.

(c)
Plan and schedule marketing activities in each sales territory that support the sales efforts and communicate, educate and demonstrate the benefits of Sonics technologies, processes, services and know-how to potential customers. This may include seminars, speaking engagements, visits to potential customers, association outreach, engagement of industry research analysts and trade journals, and government liaison.

(d)
Work with sales, business development and company executives in pilot (first in a new market or territory) sales in each territory to determine sales development opportunities, including general customer profiles and identified prospects, and ensure that a dynamic sales funnel exists at all times based on prioritized opportunities. This may include the preparation and submission of major company sales proposals as required.

(e)
Assist in the development of promotions to ensure that they are part of a fully integrated marketing communication plan and aligned with the company’s branding, education and market awareness goals both corporately and for investor relations.

Sonic	Executive
“James Hill”	“Paul Austin”

Page 2 of 10	February 8th , 2005

(f)
Create and/or edit external marketing materials including solution brochures, advertising (print and on-line), whitepapers, web content, press releases and sales presentations. Work with Investor Relations and company executives to ensure company positioning and message is consistent with corporate and investor expectations.

(g)
Ensure all marketing collateral (e.g. company website, sales presentations, print and on-line advertising campaigns, sales proposals, customer newsletters, and other customer/market touch points) have a common look and feel and ensure maximum conversion of inquiries to qualified leads and eventual sales.

(h)	Oversee and ensure active management of any agency or other creative vendor relationships including completion of creative briefs and budget management.

(i)	Conduct ongoing competitive analysis and respond with tactical changes to the marketing mix as required.

(j)	Participate with other members of the senior management team and company executives in the long-term strategic planning of Sonic.

(k)
Provide market analysis, market sizing and customer/industry penetration strategies and associated on-going programs for new targeted accounts and new vertical industries where the sonic generator Platform Technology could be applied.

(l)	Assist in preparation for submissions to Canadian Federal Government’s SDTC program for new sonic generator Platform Technology applications.

(m)	Assist in updating the Sonic business plan.

1.5 General Diligence. During the Term of this Agreement, the Executive will

(a)	diligently provide and perform the services arising under this Agreement; and

(b)	provide the services at the specific times and days as reasonably directed by Sonic, excepting holidays, absence due to sickness and other authorized absences as set out in this Agreement.

1.6 General Representation and Consent. The Executive represents to Sonic that this Agreement does not conflict with any agreement to which the Executive is subject. The Executive is not under any obligation or restriction due to any former contractor, employer or other person with respect to his know-how, business and customer contacts and like matters. The Executive will accurately complete any necessary personal information form required by a stock exchange or other regulatory authority, and consents to Sonic completing any background or reference checks it deems necessary or desirable. The Executive represents the accuracy and completeness of all information supplied to Sonic in any resume or other document.

Sonic	Executive
“James Hill”	“Paul Austin”

Page 3 of 10	February 8th , 2005

2. COMPENSATION and FACILITIES

2.1 Payment. Sonic will pay the Executive an annual salary of $120,000 paid semi-monthly in arrears and to be reviewed after 12 months. In addition the Executive will be eligible to receive a performance bonus based on the revenues of the Company and the performance bonus will be set for each fiscal year. For the fiscal year commencing January 1st 2005 the performance bonus will be as follows, subject to approval and modification by the Board:

  For each international (outside Canada) contract booked by the Company as a result of a significant contribution by the Executive, the Executive will receive $10,000 (the “Booking Bonus”) upon signing of a contract, to be refunded to the Company in the event that the Contract is cancelled by the client; and

  For international revenues (outside Canada) received by the Company as a result of contracts resulting in a Booking Bonus being paid to the Executive, the Executive will receive a bonus of one percent (1%) of revenues (the “Revenue Bonus) payable in the fiscal quarter following receipt of payment of the revenues by the Company.

  Payment of Revenue Bonuses shall be deferred to the extent that payment of all bonuses by the Company would represent more than fifty percent (50%) of the net profits of the Company and the amount deferred shall be prorated portion of the total deferment on all eligible bonuses payable by the Company sufficient to meet this condition.

  Where the Company accepts an international contract booking with prices resulting in less than normal projected gross margins (estimated at fifty percent (50%)) then revenue bonuses shall be reduced proportionate to the reduced margin. For example if the gross margin is 30% this is a 40% reduction and the Revenue Bonus would be similarly reduced by 40%. However, where actual gross margins earned by the Company fail to meet the projected gross margins the Revenue Bonus shall be payable in full.
2.2 Annual Vacation. The Executive shall earn 3 weeks annual paid vacation for each year of employment to be taken at mutually agreeable times, and vacation may be taken in advance of earned entitlement and may be accumulated for up to 12 months.

2.3 Other Benefits. In addition to other compensation set out in this Agreement, the Executive will be able to participate in such extended health, medical, dental, disability insurance or other benefit plans or retirement rights to be established by Sonic, and amended from time to time and made available to employees of Sonic.

2.4 Stock Options. The Executive will be granted 90,000 options to purchase Sonic common shares (the “Options”) within one month of commencing employment at the market closing share price on the day granted and vesting on the following conditions and schedule:

Sonic	Executive
“James Hill”	“Paul Austin”

Page 4 of 10	February 8th , 2005

(a)	30,000 six months after the commencement of the Term of this Agreement subject to the completion of a marketing strategy, marketing plan and the achievement of a sales funnel backlog; and

(b)	30,000 twelve months after the commencement of the Term of this Agreement subject to the successful penetration of the USA market as evidenced by early sales and a healthy sales funnel; and

(c)	30,000 eighteen months after the commencement of the Term of this Agreement subject to substantial progress towards two major international partnerships for the Sonic PCB Sonoprocess.

2.5 Expenses. Sonic will provide reasonable expense advances upon request and will reimburse reasonable out-of-pocket business expenses incurred by the Executive on behalf of Sonic upon presentation of appropriate vouchers and receipts.

2.6 Office Facilities. Sonic will make available to the Executive an executive office equipped with telephone, cellular telephone, internet computer access, lap top computer and remote access the Executive’s home offices.

3. EXCLUSIVITY OF SERVICES

3.1 Exclusivity. The Executive will devote such time, attention, energies and best efforts to Sonic as may be reasonably required and will not, without the written consent of Sonic, during the Term, engage in other business activities (whether or not such business activity is pursued for gain, profit, or other pecuniary advantage) which unreasonably interferes with the provision of services to Sonic by the Executive hereunder.

4. TERMINATION

4.1 Termination for Cause. Sonic may, at any time, without advance notice to the

Executive , or payment of any compensation in lieu of notice, forthwith terminate the services of the Executive for cause. The term “cause” means (i) a persistent breach of this Agreement by the Executive and failure by the Executive to cure the breach within thirty days following written notice by Sonic; or (ii) the existence of factors such as malfeasance or gross negligence entitling Sonic to terminate The Executive at common law.

4.2 Termination Without Cause During Seven Month Probationary Period. Sonic may terminate this Agreement at any time during the first seven (7) months of the Term if, in its reasonable opinion, the Executive has not performed satisfactorily and Sonic will be liable to pay the Executive an amount equal to two months salary otherwise due hereunder.

Sonic	Executive
“James Hill”	“Paul Austin”

Page 5 of 10	February 8th , 2005

4.3 Termination Without Cause after Seven Month Probationary Period. Sonic may at any time, upon 60 days advance notice to the Executive , forthwith terminate the services of the Executive other than for cause. In the case of termination other than for cause after the Probationary Period, all unvested options will immediately vest and Sonic will be liable to pay the Executive an amount equal to six months salary and benefits otherwise due hereunder. This Agreement will terminate upon the death or disability (incapacity for not less than 120 days) of Executive , which termination will be deemed to be “other than for cause”.

4.4 Change of Control. If at any time during the Term of this Agreement there is a change of control of Sonic, then the Executive shall have two months from the date of such change of control to elect whether or not to continue this Agreement. If the Executive elects to terminate this Agreement, then he shall give to Sonic written notice of such election and this Agreement shall terminate 30 days from the date such notice is delivered to Sonic. Upon such effective date of termination all unvested Options of The Executive will immediately vest and the Executive shall be entitled to receive from Sonic payment of an amount equal to six months salary otherwise due hereunder. In this Section, “change of control” means the acquisition by a person, alone or with its affiliates, associates or persons with whom such person is acting jointly or in concert (all within the meaning of the British Columbia Securities Act), following the date of this Agreement, of beneficial ownership of more than 50% of the total voting rights attaching to all classes of shares then outstanding of Sonic.

4.5 Other Payments. The Executive acknowledges and agrees that the payment and vesting of options in §4.3 is inclusive of any compensation, benefits or payments to which the Executive may be entitled.

4.6 Termination by Executive . The Executive may terminate the provision of services under this Agreement on not less than 60 days’ notice to Sonic, in which case the obligations of Sonic will be the same as though the services were terminated for cause.

4.6 Other Claims. The Executive acknowledges and agrees that the notice and provisions for compensation on termination provided in this Section are fair and reasonable and agrees that upon any termination of the Executive ’s services by Sonic, or upon any termination of this Agreement by the Executive , the Executive will have no action, cause of action, claim or demand against Sonic or any other person as a consequence of such termination.

4.7 Resignation. On termination hereof, the Executive shall resign from any office or directorship of Sonic and any affiliate forthwith.

5. CONFIDENTIAL INFORMATION AND WORK PRODUCT

5.1 Confidentiality. The Executive will not, during the Term or at any time after the termination of Executive ’s services by Sonic, use for themselves or others, divulge or convey to others, or aid or abet others to divulge or convey to others, any information, knowledge, data or property relating to the business of Sonic, or any of their affiliates, including information relating to employees, customers or suppliers, and intellectual property in any way obtained by him

Sonic	Executive
“James Hill”	“Paul Austin”

Page 6 of 10	February 8th , 2005

during his association with Sonic or in any way obtained by other employees of Sonic, unless (i) such information, knowledge, data or property is properly in the public domain other than through a breach of this Agreement; (ii) the Executive has received prior authorization by Sonic or such use divulgence or conveyance is reasonably necessary in the course of Executive ’s duties; or (iii) required by law. All intellectual property and work product conceived or developed by the Executive during the term hereof enures to Sonic absolutely.

5.2 Work Product. Notwithstanding anything else in this Agreement, it is expressly acknowledged and understood that all of the work product of the Executive which relates to any use of sonic energy and any environmental process (hereinafter referred to as the Sonic Field) while under contract to Sonic (both before and after the date of this Agreement) shall belong to Sonic absolutely and notwithstanding the generality of the foregoing, all patents, inventions, improvements, notes, documents, correspondence produced by the Executive during the term of this Agreement in the Sonic Field hereunder shall be the exclusive property of Sonic. The Executive further agrees to execute without delay or request for further consideration any necessary patent assignments, conveyance or other documents and assurances as may be necessary to transfer all rights to same to Sonic. In the event of the termination of the Executive for any reason hereunder, the Executive shall promptly turn over to Sonic all of the foregoing intellectual property which is evidenced by any physical documentation (whether written, digital, magnetic, electronic or otherwise) or any other of Sonic’s assets or property in his possession or under his control.

6. SURVIVAL OF COVENANTS

6.1 Except as otherwise specifically provided herein and notwithstanding the termination of the services of the Executive or termination of this Agreement, the covenants, representations and warranties contained in §5 and §7 hereof will survive such termination and will continue in force and effect for the benefit of Sonic for a time period unlimited in duration.

7. NON-COMPETITION COVENANTS

7.1 Definitions. In this Section:

“Business” means the business carried on or intended to carry on by Sonic and its affiliates relating to sonoprocessing and its application to environmental remediation activities;

“Competitive Business” means any business which is involved in the development or exploitation of technologies using sonoprocessing and its application to environmental remediation;

“Customer” means any person who has been a customer of Sonic or its affiliates at any time within a period of one year prior to the date of termination or expiration of this Agreement;

“Restricted Area” means North America; Japan, Germany, UK or any area that Sonic its affiliates or predecessor companies have had correspondence with regarding sonoprocessing and its application to environmental remediation.

Sonic	Executive
“James Hill”	“Paul Austin”

Page 7 of 10	February 8th , 2005

“Restricted Period” means two years from the date of termination of this Agreement whether by expiry or voluntary or involuntary termination.

7.2 Non-Competition. The Executive will not, during the Restricted Period and within the Restricted Area,

(a)	directly or indirectly carry on, engage in or participate in, any Competitive Business either alone or in partnership or jointly or in conjunction with any other person;

(b)
directly or indirectly assist (as principal, beneficiary, director, shareholder, partner, nominee, executor, trustee, agent, servant, employee, independent contractor, supplier, consultant, lender, guarantor, financier or in any other capacity whatever) any person to carry on, engage in or participate in, a Competitive Business; and

(c)
have any direct or indirect interest or concern (as principal, beneficiary, director, shareholder, partner, nominee, executor, trustee, agent, servant, employee, consultant, independent contractor, supplier, creditor or in any other capacity whatever) in or with any person, if any part of the activities of such person consists of carrying on, engaging in or participating in a Competitive Business except holding securities of a public company constituting less than 10% of its outstanding share capital;

7.3 Non-Solicitation. During the Restricted Period and within the Restricted Area, the Executive will not:

(a)	directly or indirectly solicit any Customer;

(b)
directly or indirectly assist (whether as principal, beneficiary, servant, director, shareholder, partner, nominee, executor, trustee, agent, employee, independent contractor, supplier, consultant, lender, financier or in any other capacity whatever) any person directly or indirectly to solicit any Customer; or

(c)
have any direct or indirect interest or concern (be it as principal, beneficiary, director, shareholder, partner, nominee, executor, trustee, agent, servant, employee, consultant, independent contractor, supplier, creditor or in any other capacity whatever) in or with any person if any of the activities of which person consists of soliciting any Customer except holding securities of a public company constituting less than 10% of its outstanding share capital;

if such solicitation would, directly or indirectly, be intended to result in a sale of any product or service to such Customer and is directly or indirectly competitive or potentially competitive with any product or service then produced by the Business.

Sonic	Executive
“James Hill”	“Paul Austin”

Page 8 of 10	February 8th , 2005

7.4 Employees, etc. The Executive will not during the Restricted Period, directly or indirectly, induce any individual who to his knowledge is then employed by Sonic, or any of its subsidiaries, to leave the employ of Sonic or any of its subsidiaries without the prior written consent of Sonic.

7.5 Covenants Reasonable. The Executive agrees that:

(a)	the covenants in this Agreement are reasonable in the circumstances and are necessary to protect Sonic; and

(b)
the breach by him of any of the provisions of this Agreement would cause serious and irreparable harm to Sonic and its shareholders which could not adequately be compensated for in damages in the event of a breach by him of such provisions or an order of injunction being issued against him restraining him from any further breach of such provisions and agrees that such injunction may be issued against him without the necessity of an undertaking as to damages by Sonic or its shareholders; the provisions of this section shall not be construed so as to be in derogation of any other remedy which Sonic or any of its shareholders may have in the event of such a breach.

7.6 Covenants Independent. The existence of any claim or cause of action of the Executive against Sonic or any of its shareholders will not constitute a defence to the enforcement by Sonic or any of its shareholders of the provisions of this Agreement.

7.7 Invalidity. In the event that any term or provision of this Agreement shall, to any extent, be invalid or unenforceable, the remaining terms and provisions of this Agreement shall not be affected thereby and shall be valid and enforceable to the fullest extent permitted by law;.

7.8 Rights in Addition. The rights and remedies of Sonic or any of its shareholders hereunder are in addition to and not in substitution for any other rights of remedies which they may have at any time against Executive , at law or in equity.

8. SUCCESSORS AND ASSIGNS

8.1 This Agreement will ensure to the benefit of, and be binding upon, the parties hereto and their legal representatives, successors and permitted assigns except that no claims may be asserted by the legal representatives, successors and assignees of the Executive in respect of compensation or other benefits for periods following the death or total incapacity of the Executive other than those provided for in this Agreement.

9. NOTICES

9.1 Any notice required or permitted to be given under this Agreement will be deemed to have been duly given only if such notice is in writing and is delivered.

Sonic	Executive
“James Hill”	“Paul Austin”

Page 9 of 10	February 8th , 2005

10. GOVERNING LAW

10.1 This Agreement is and will be deemed to be made in British Columbia and for all purposes will be governed exclusively by and construed and enforced in accordance with the laws prevailing in British Columbia, and the rights and remedies of the parties will be determined in accordance with those laws.

11. SEVERABILITY

11.1 If any provision of this Agreement is at any time unenforceable or invalid for any reason it will be severable from the remainder of this Agreement and, in its application at that time, this Agreement will be construed as though such provision was not contained herein and the remainder will continue in full force and effect and be construed as if this Agreement had been executed without the invalid or unenforceable provision.

12. INDEPENDENT LEGAL ADVICE

12.1 The parties hereto acknowledge that they each received, or waived their right to receive, independent legal advice in relation to the terms and conditions of this Agreement.

IN WITNESS WHEREOF the parties hereto have duly executed and delivered this Agreement as of the day and year first above written.

For Sonic

Per:	/s/ James Hill
Dr. James Hill, Executive Vice President
Sonic Environmental Solutions Inc.

For the Executive

Per:	/s/ Paul Austin
Mr. Paul Austin

Sonic	Executive
“James Hill”	“Paul Austin”

Page 10 of 10	February 8th , 2005